December 18, 2006
VIA EDGAR TRANSMISSION
John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Freedom Acquisition Holdings, Inc. Amendment No. 4 to the Registration Statement on Form S-1 File No. 333-136248
Dear Mr. Reynolds:
     On behalf of Freedom Acquisition Holdings, Inc., a Delaware corporation (the “Registrant”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of, and Regulation C under, the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 4 (“Amendment No. 4”) to the Registrant’s Registration Statement on Form S-1 (File No. 333-136248), originally filed with the Commission on August 2, 2006, and subsequently amended on September 29, 2006, November 13, 2006 and November 30, 2006 (as amended, the “Registration Statement”), including one complete electronic version of the exhibits listed as filed therewith.
     Amendment No. 4 responds to comments heretofore received from the Commission’s staff (the “Staff”) by letter dated December 14, 2006 (the “Comment Letter”) with respect to the Registration Statement.
     For the Staff’s convenience, the Staff’s comments contained in the Comment Letter have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff’s comments contained in the Comment Letter) and the responses to each comment appear immediately below such comment. For the further convenience of the Staff, to the extent there have occurred pagination changes with respect to certain text contained in the Registration Statement, the Registrant has indicated the new page numbers on which the beginning of such revised text now appears in Amendment No. 4. All capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 4.
     Please note that Amendment No. 4 contains changes throughout the Registration Statement that reflect a 33% increase in the number of units being issued by the Registrant.
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General
1.	We note the 5 for 4 stock combination effected on November 29, 2006. Please identify the parties and describe the terms, purpose and the effect of the combination. We note that you did not update Item 15.

In response to the Staff’s comment, the Registrant respectfully notes that the purpose of the stock combination (the reverse stock split) was to increase the public offering price of the units from $8.00 to $10.00 per unit while keeping the then expected size of the offering the same. In addition, the effect was to reduce the number of shares outstanding prior to the offering so that the founders would continue to own 20% of the outstanding equity on a post offering basis. Please note that Amendment No. 4 reflects an increase in the size of the offering by 33% to 40,000,000 units. In connection therewith, the Registrant effected a 1 for 3 stock dividend on December 14, 2006. The effect of the stock dividend was to increase the number of shares outstanding prior to the offering in order for the founders to maintain 20% of the equity on a post offering basis. Furthermore, the Registrant notes that the Staff has passed upon numerous offerings by similar companies that effected such dividends in pre-effective amendments. In addition, in response to the Staff’s comment, the Registrant has updated Item 15 of the Registration Statement to give effect to such stock combination and such stock dividend.
2.	We note your response to prior comment two of our letter dated November 30, 2006. The conflict resolution procedure, which you indicate provides a right of first refusal to the portfolio companies and thereby “eliminates such conflict for Mr. Berggruen,” limits your ability to benefit from the investment sourcing channels and experience of Berggruen Holdings and its portfolio companies. We note the following statements on pages one and two:
•	“We will seek to capitalize on the significant private equity investing experience and contacts of our principal stockholders and sponsors, Berggruen Holdings North America Ltd. ....”

•	“Berggruen Holdings and Marlin Equities share similar investment philosophy focused on businesses with sustainable competitive advantages...”

•	“Berggruen Holdings and related entities have made over 50 control and non-control private equity investments over the last 20 years...”

•	“Berggruen Holdings is well positioned to source a business combination as a result of its extensive infrastructure which includes eight offices and a network of investment professionals...”

•	“We believe that the extensive network of private equity sponsor relationships as well as relationships with management teams of public and private companies ... developed by the principals of Berggruen Holdings and Marlin Equities should provide us with significant business combination opportunities.”
Please revise pages one and two and where appropriate to balance these and similar statements in light of the conflict procedures favoring entities other than Freedom Acquisition.
In response to the Staff’s comment, the Registrant has revised the disclosure to highlight the limits on its ability to benefit from the investment sourcing channels and experience of its sponsors, their principals and Berggruen Holdings’ investment professionals in certain circumstances. Please refer to pages 1, 2 and 45 of Amendment No. 4, which reflect the revisions.
3.	Please provide the information responsive to comments two and three from our previous letter for Marlin Equities. Currently your responses only address Berggruen Holdings.
The Registrant has advised us that Marlin Equities has no portfolio companies. Accordingly,

Mr. Franklin’s only potential conflict of interest is with Jarden Corporation. The Registrant believes that the disclosure in Registration Statement describes the agreed upon procedures with respect to such potential conflicts. In response to the Staff’s comment, the Registrant has revised the Registration Statement to clarify this point. Please refer to pages 2 and 45 of Amendment No. 4, which reflect the revisions.
Calculation of Registration Fee
4.	We refer you to the fee registration table. It appears that the fee computation should include the consideration to be received by you upon exercise of warrants. Please revise or advise.
In response to the Staff’s comment, the Registrant respectfully submits that its position not to register the consideration to be received upon exercise of the warrants at this time is supported by Telephone Interpretation A.9 from the Division of Corporation Finance’s “Manual of Publicly Available Telephone Interpretations,” which reads in pertinent part as follows:
“Where convertible securities or warrants are being registered under the Securities Act, and such securities are convertible or exercisable within one year, the underlying securities also must be registered at that time . . . When . . . such securities are not convertible or exchangeable within one year, the issuer may choose not to register the underlying securities at the time of registering the convertible securities or warrants, but the underlying securities must be registered no later than the date such securities become convertible or exercisable by their terms.”
Reference is also made to the Registrant’s previous answers to Comment 11 in the Registrant’s response letter dated September 29, 2006 and Comment 2 in the Registrant’s response letter dated November 10, 2006.
Prospectus Summary, page 1
5.	We note your response to comment six of our letter dated November 22, 2006 and we partially reissue the comment. Please tell us how such a valuation (that the target business’ fair market value is equal to at least 80% of the sum of the balance in the trust account plus the proceeds of the co-investment if the registrant acquires less than a 100% interest in the target business or businesses) would be calculated. For example, tell us if the interest in the target business would be valued solely on the total cash invested.
In response to the Staff’s comment, the Registrant has advised us that in the event the Registrant were to acquire less than a 100% interest in a target business or businesses the valuation would be based upon the same metrics for valuing the acquisition of an entire business less the value of any minority interest not acquired. Furthermore, the total cash invested is not generally considered when determining fair market value, but rather, fair market value is determined based upon objective criteria including, but not limited to the target business’ book value, revenue, and operating income.
6.	We also note your disclosure that in all instances you would be “the controlling shareholder.” Please expand your disclosure to briefly explain the key factors you will rely on in determining controlling shareholder status; for example, any minimum equity holdings, minimum board representation, absence of other significant shareholders, opinions of management or counsel or other factors. Please identify the source of any such factors and disclose whether they may be amended in the event you do not initially meet them.
In response to the Staff’s comment, the Registrant has revised the disclosure to clarify that

(i) if it acquires less than 100% of a target business or businesses, it would only do so if it had at least 51% of the voting equity interests of the target company and control of the majority of any governing body of the target entity and (ii) it will not consider any transaction that does not meet such criteria. Additionally, the Registrant has (i) advised us that it has no intention of deviating from such guidelines and (ii) revised the disclosure to confirm that it will follow such guidelines. Please refer to pages 3, 14, 36, 49 and 55 of Amendment No. 4, which reflect the revisions.
The Offering, page 4
7.	We note your statement on page 14 that “[m]anagement does not intend to request that the board consider such a proposal to eliminate or amend this provision.” Please clarify whether there are circumstances under which management would make such a request.
In response to the Staff’s comment, the Registrant has revised the language to make it clear that the Registrant will not request that the board consider such a proposal to eliminate or amend this provision. Please refer to pages 13, 15 and 53 of Amendment No. 4, which reflect the revision.
Risk Factors, page 19
8.	We note your response to prior comment 14. You submit that the target businesses that Mr. Franklin must get approved by Jarden Corporation do not include those that Mr. Berggruen or other investment professionals locate. You disclose in risk factor 16, however, that Mr. Franklin must first confirm Jarden Corporation’s lack of interest in a target business “prior to pursuing any acquisition that Jarden might consider.” Please revise the risk factor to reconcile the apparent inconsistency. In addition, to the extent your target businesses searches will avoid or be limited by those that meet Jarden Corporation’s investment criteria, revise to briefly describe Jarden’s acquisition criteria, which you describe as publicly announced, focused, and having a niche consumer product nature.
In response to the Staff’s comment, the Registrant has revised the disclosure to reconcile the inconsistency and to clarify that Jarden’s publicly announced acquisition criteria is “focused, niche consumer product companies.” Please refer to pages 2, 25 and 69 of Amendment No. 4, which reflect the revisions.
Management’ Discussion and Analysis of Financial Condition and Results of Operations, page 42
Liquidity and Capital Resources, page 42
9.	We note your response to prior comment 15. Expand to discuss the types of debt or financing that you would consider if you seek a target business in that range. We note the description of such debt and financing in your response to prior comment one. State whether such financings would be subject to shareholder approval or be combined with a proxy seeking shareholder approval of a proposed business transaction.
In response to the Staff’s comment, the Registrant has revised the disclosure to indicate that it (i) would only consummate such financing simultaneously with the consummation of a business combination that was approved in connection with the stockholder approval of the business combination and (ii) will only seek stockholder approval of such financing as an item separate and apart from the approval of the overall transaction if such separate approval was required by applicable securities laws or the Rules of the American Stock Exchange or other similar body. By way of example the Registrant notes that if in connection with an acquisition the Registrant were to finance a portion of such acquisition by selling equity securities equal to more than 19.99% of its then outstanding common stock at less than market value, separate approval would be required under the Rules of the American Stock Exchange and such item would be voted upon separately from the vote on the overall transaction. Please refer to page 43 of Amendment No. 4, which reflects the revision.
Proposed Business, page 44
Competitive Advantages, page 44
Management Expertise, page 44
10.	We note your response to prior comment 16 and the description of Mr. Berggruen’s investment experience in the forepart of the summary. Please revise the first reference to mid-cap companies with valuations between $500 million and $1.5 billion to also indicate that your sole employee, Mr. Berggruen, does not have experience in acquiring businesses in this specified target range.
In response to the Staff’s comment, the Registrant has revised the disclosure as requested to indicate that its sole employee, Mr. Berggruen, does not have experience in acquiring businesses in the target range. Please refer to page 2 of Amendment No. 4, which reflects the revision.
Assistance from Berggruen Holdings’ Employees, page 46
11.	We reissue prior comment 18. Please revise to further discuss the nature of the understanding among the registrant, Berggruen Holdings, and the listed Berggruen Holdings employees. State whether and under what conditions they have agreed to contribute time to assist you, including the approximate amount of time they have agreed to “actively source target businesses.” If there is no agreement with the investment professionals to contribute time to Freedom Acquisition, further explain the basis for Mr. Berggruen’s belief that they will actively source target businesses for you.
In response to the Staff’s comment, the Registrant has revised the disclosure to further discuss the nature of the understanding among the Registrant, Berggruen Holdings and the listed Berggruen Holdings employees. Please refer to page 46 of Amendment No. 4, which reflects the revision.
Proposed Business, page 44
Effecting a Business Combination, page 47
General, page 47
12.	Please clarify here and throughout the document as appropriate the obligation of the company to bring a claim against Messrs. Berggruen and Franklin. Explain whether Freedom Acquisition would have to bring a claim against these individuals to enforce their liability obligation. Clarify whether the company has an obligation to bring this claim, if necessary. Clarify whether the board has any fiduciary obligation to bring such a claim. If not, please explain.
In response to the Staff’s comment, the Registrant has revised the disclosure regarding its obligation to bring a claim against Messrs. Berggruen and Franklin. Please refer to page 47 and 55 of Amendment No. 4, which reflect the revision.
Management, page 43
Conflicts of Interest, page 66
13.	Please revise the Conflicts of Interest section beginning on page 66 to include a sub-section that clearly describes your criteria for evaluating conflicts associated with Berggruen Holdings, Marlin Equities and Jarden Corporation, including the “procedures established with respect to the sourcing of a deal by the employees of Berggruen Holdings.” For example, your revised disclosure should clarify the criteria for evaluating conflicts in the event associates of Berggruen Holdings become aware of opportunities of less than $500 million. In this regard, as the “Company’s Right of First Review” defined in Section 5 of the amended Letter Agreement Exhibit 10.22 applies to opportunities of $500 million or more, it would appear that opportunities below that amount do not confer a right of first review to the company.
In response to the Staff’s comment, the Registrant has revised the Conflicts of Interest section to include sub-sections that more clearly describe the Registrant’s conflict of interest procedures with respect to Mr. Berggruen, Berggruen Holdings’ Employees, Berggruen Holdings, Mr. Franklin and Jarden Corporation. Please refer to pages 68-69 of Amendment No. 4, which reflects the revision.
Exhibits
Exhibit 5.1
14.	Please confirm to us that counsel concurs with our understanding that the reference and limitation to “General Corporation Law of the State of Delaware” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
We concur that the reference and limitation to “General Corporation Law of the State of Delaware” includes both the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
Exhibit 10.20 Amended Letter Agreement/Berggruen Holdings
15.	In paragraph 5, please explain the phrase “unless such Business Combination opportunity is competitive with one of the portfolio companies of Berggruen Holdings.” Revise to clarify this phrase in risk factor 16 and elsewhere. The term “competitive” in this context is vague and unclear, such that it appears that any business combination opportunity of $500 million or more must first be offered to entities other than Freedom Acquisition.
In response to the Staff’s comment, the Registrant has (i) revised the disclosure to clarify the use of such phrase, (ii) entered into a Second Amended Letter Agreement with each of Mr. Berggruen and Berggruen Holdings to clarify their respective obligations and (iii) amended the letter agreements that it has entered into with Berggruen Holdings’ investment professionals to clarify their respective obligations.
Please refer to (i) pages 8, 25 and 68 of Amendment No. 4 which reflect the revisions to the Registration Statement, (ii) paragraph 5 of the Second Amended Letter Agreements with each of Berggruen Holdings and Mr. Berggruen, filed herewith as Exhibits 10.28 and 10.30, respectively, and (iii) the amended form of letter agreement with Berggruen Holdings’ investment professionals, re-filed herewith as Exhibit 10.27.
16.	We refer you to the Amended Letter Agreements generally. Please file the questionnaires annexed as Exhibit B to the letter agreements.
In response to the Staff’s comment, the Registrant has filed the questionnaires annexed as Exhibit B to the letter agreements. Please refer to revised exhibits 10.24, 10.25 and 10.26 and new Exhibits 10.30 and 10.31.
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     The Registrant hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.
     Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification with respect of Amendment No. 4, please do not hesitate to contact the undersigned by telephone at 212-801-9323 or Brian J. Gavsie at 954-768-8235.
     Thank you, in advance, for the Staff’s prompt attention to this filing.

Very truly yours, /S/ ALAN I. ANNEX, ESQ. Alan I. Annex, Esq.